SCHEDULE 13D (Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
ASTROTECH CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
046484101
(CUSIP Number)
Thomas B. Pickens III 401 Congress Avenue Suite 1650 Telephone: (512) 485-9530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	046404101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Boone Pickens III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
BK (please see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		3,773,746 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,773,746 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,773,746 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 19.4%
14		TYPE OF REPORTING PERSON
IN - Individual

CUSIP No.	046404101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Winn Interests, Ltd. 74-2476314
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
WC (Please see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
	7	SOLE VOTING POWER
NUMBER OF		594,581 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		594,581 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
594,581 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 3.1%
14		TYPE OF REPORTING PERSON
PN

Item 1.

Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), issued by Astrotech Corporation (the “Issuer”) whose principal executive offices are located at 401 Congress Avenue, Suite 1650, Austin, Texas 78701.

Item 2.

Identity and Background

(a)

Name: This Schedule 13D is jointly filed pursuant to a Joint Filing Statement attached hereto as Exhibit A by (i) Thomas B. Pickens III and (ii) Winn Interests, Ltd., a Texas limited partnership  (”Winn,” and, together with Mr. Pickens, the “Reporting Persons”).

Winn Interests Ltd. is a Texas limited liability company with the purpose to invest and re-invest in mutual funds, publicly-traded securities and federally insured certificates of deposit, U.S. Treasury bills, other governmental obligations and limited partnerships.

C. C. Winn Revocable Trust  460-30-2927, a revocable trust under the laws of the state of Texas (the “C.C. Winn Trust”), C. A. Winn Revocable Trust  467-02-8119, a revocable trust under the laws of the state of Texas (the “C.A. Winn Trust”), Tom C. Winn Revocable Trust 462-08-6992, a revocable trust under the laws of the state of Texas (the “Tom C. Winn Trust”), and Southern Winn Revocable Trust 451-37-9303, a revocable trust under the laws of the state of Texas (the “Southern Winn Trust”), are the limited partners of Winn Interests, Ltd C. C. Winn is the trustee and sole beneficiary of the C.C. Winn Trust.  C.C. Winn is the President and Director of Winn Exploration Co., Inc., and a member of the Malibu, IQ Ideation Council.

C. A. Winn is the trustee and sole beneficiary of the C.A. Winn Trust.  C.A. Winn's title is Investments & Business Development for, and a Director of, Winn Exploration Co., Inc. and is a director of The Trust Company in San Antonio, Texas.

Tom C. Winn is the trustee and sole beneficiary of the Tom C. Winn Trust.  Tom C. Winn is a Geologist and Director of Winn Exploration Co., Inc.

Southern Winn is the trustee and sole beneficiary of the Southern Winn Trust.  Southern Winn is a Geologist and Director of Winn Exploration Co., Inc.

The principal business address of each of Winn Interests Ltd.., Winn Exploration Co., Inc., Winn VI, LLC, the C.C. Winn Trust, C.C. Winn, the C.A. Winn Trust, C.A. Winn, the Tom C. Winn Trust, Tom C. Winn, the Southern Winn Trust and Southern Winn is 19th Floor North Tower, 800 North Shoreline Boulevard Corpus Christi, TX 78401.  Winn Exploration Co., Inc. is a Texas corporation that operates in the oil and gas industry.  Each of C.C. Winn, C.A. Winn, Tom C. Winn and Southern Winn are citizens of the United States.

The general partner of Winn Interests, Ltd. is Winn VI, LLC, a Texas limited liability company (“Winn VI”).  The members of Winn VI are the C.C. Winn Trust, the C.A. Winn Trust, the Tom C. Winn Trust and the Southern Winn Trust.  The name, business address, principal occupation or employment and place of citizenship of each executive officer of Winn VI is set forth on Schedule I to this Schedule 13D, which is incorporated herein by reference.

As of November 1, 2012, as reflected in this Schedule 13D, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 4,368,327 shares of Common Stock, representing approximately 22.4% of the outstanding shares of Common Stock.

(b)

Residence or business address: The principal business address of the Reporting Persons is 401 Congress Avenue, Suite 1650, Austin, Texas 78701.

(c)

Present principal occupation and employment: Thomas B. Pickens III is the Chief Executive Officer of the Issuer.  The Issuer is a commercial aerospace company and the principal business address of the Issuer is 401 Congress Avenue, Suite 1650, Austin, Texas 78701.

(d)-(e)

Criminal and Civil Proceedings: During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship: United States

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock giving rise to the filing of this statement in concert with one another in multiple transactions, all occurring on November 1, 2012.  Mr. Pickens purchased 1,783,746 shares of Common Stock for an aggregate purchase price of $1,605,371.40.  Mr. Pickens financed the acquisition of these shares by way of a loan and security agreement, dated October 24, 2012, between Mr. Pickens and PlainsCapital Bank (the “Loan and Security Agreement”), as further described in Item 6 below.  Winn purchased 594,581 shares of Common Stock for an aggregate purchase price of $535,122.90.  Winn used its working capital to acquire these shares.

Item 4.

Purpose of Transaction

The Reporting Persons acquired the common units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

Except as otherwise disclosed herein, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in Item 2(a), have any current plans or proposals that relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of November 1, 2012, Thomas B. Pickens III is the beneficial owner of 3,773,746 shares of Common Stock of the Issuer, representing approximately 19.4% of the Issuer’s issued and outstanding shares.  As of November 1, 2012, Winn is the beneficial owner of 594,581 shares of Common Stock of the Issuer, representing 3.1% of the Issuer’s issued and outstanding shares.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Item 2(a) beneficially owns any shares of Common Stock of the Issuer.

(b) As of November 1, 2012, Thomas B. Pickens III has the power to vote and direct the disposition of 3,773,746 shares.  As of November 1, 2012, Winn has the power to vote and direct the disposition of 594,581 shares.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2(a), has effected any transactions in the common units during the past 60 days.

(d) Mr. Pickens granted to PlainsCapital Bank a first priority security interest in the 1,783,746 shares of Common Stock purchased by Mr. Pickens under the Loan and Security Agreement, as further described in Item 6.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 24, 2012 Mr. Pickens and PlainsCapital Bank entered into the Loan and Security Agreement pledging the 1,783,746 shares of Common Stock purchased by Mr. Pickens (the “Pledged Shares”) to PlainsCapital Bank as collateral for Mr. Pickens’ obligations under the Loan and Security Agreement.  The Loan and Security Agreement does not grant PlainsCapital Bank the power to vote or to direct the vote of the Pledged Shares, or, prior to default, the power to dispose or to direct the disposition of the Pledged Shares.

Winn has not pledged securities of the Issuer nor are the securities of the Issuer held by Winn subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Other than as disclosed above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2(a), have any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The foregoing description of the Loan and Security Agreement does not purport to be complete and is qualified in its entirety by reference to the Promissory Note and the Loan and Security Agreement, which are attached hereto as Exhibit B and Exhibit C, respectively, and which are incorporated herein by reference.

Item 7.

Material to Be Filed as Exhibits

EXHIBIT A

Joint Filing Statement (filed herewith).

EXHIBIT B

Promissory Note (filed herewith).

EXHIBIT C

Loan and Security Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 21, 2012

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 21, 2012

By:	/s/ Michael W. Calley
Michael W. Calley, Authorized Representative of Winn Interests, Ltd.

EXHIBIT INDEX

EXHIBIT A

Joint Filing Statement (filed herewith).

EXHIBIT B

Promissory Note (filed herewith).

EXHIBIT C    Loan and Security Agreement (filed herewith).

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the executive officers of

WINN IV, LLC

Name	Principal Occupation	Business Address	Place of Citizenship

Michael W. Calley	Executive Vice President, Secretary and Treasurer of Winn Explorations Co., Inc. Vice President of Winn IV, LLC and other Winn owned partnerships.	19th Floor North Tower, 800 North Shoreline Boulevard Corpus Christi, TX 78401	United States

Signature Page to Joint Filing Statement

EXHIBIT A

Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated:  November 21, 2012

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III

By:	/s/ Michael W. Calley
Winn Interests, Ltd.

Signature Page to Joint Filing Statement

EXHIBIT  B

PLAINSCAPITAL BANK – LOAN NO. 3073665

PROMISSORY NOTE

$2,100,000.00 **OCTOBER 24, 2012**

FOR VALUE RECEIVED, THOMAS B. PICKENS, III, an individual residing in the State of Texas ("*Debtor*") unconditionally promises to pay to the order of **PLAINSCAPITAL BANK**, a Texas state bank (together with its successors and assigns, "*Lender*"), without setoff, at its offices at 2911 Turtle Creek Boulevard, Suite 1300, Dallas (Dallas County), TX 75219, or at such other place as may be designated by Lender, the principal amount of **TWO MILLION ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($2,100,000.00)**, in immediately available funds, together with interest computed daily on the outstanding principal balance hereunder, at an annual interest rate (the "*Rate*"), and in accordance with the payment schedule, indicated below. This **PROMISSORY NOTE** (this "*Note*") is executed pursuant to and evidences the Loan funded and to be funded by Lender under that certain **LOAN AND SECURITY AGREEMENT** between Debtor and Lender dated as of even date herewith (as the same may be amended, supplemented, renewed or extended from time to time, the "*Loan Agreement*," to which reference is made for a statement of the collateral, rights and obligations of Debtor and Lender in relation thereto; but neither this reference to the Loan Agreement nor any provision thereof shall affect or impair the absolute and unconditional obligation of Debtor to pay unpaid principal of and interest on this Note when due. Capitalized terms not otherwise defined herein shall have the same meanings as in the Loan Agreement.

1. Rate. The Rate shall be the lesser of (a) the **MAXIMUM RATE**, or (b) the greater of (i) the **LIBOR RATE** plus **ONE PERCENT (1.00%)**, or (ii) **THREE AND ONE QUARTER OF ONE PERCENT (3.25%)**. The term "*LIBOR Rate*" means a variable rate of interest per annum equal to the **LIBOR RATE (1 MONTH)** as published from time to time in the "Bonds, Rates & Yields" table of *The Wall Street Journal*. If such LIBOR Rate, as so quoted, is split between two or more different interest rates, then the LIBOR Rate shall be the highest of such interest rates. If the LIBOR Rate is no longer published in the "Bonds, Rates & Yields" table of *The Wall Street Journal*, then the LIBOR Rate shall be (i) the rate of interest per annum established from time to time by Lender and designated as its LIBOR Rate (1 Month), which may not necessarily be the lowest rate charged by Lender and is set by Lender in its sole discretion, or (ii) if Lender does not publish or announce a LIBOR Rate (1 Month), or does so infrequently or sporadically, then the Libor Rate shall be determined by reference to another similar lending rate index, generally accepted on a national basis, as selected by Lender in its sole and absolute discretion. The LIBOR Rate shall be adjusted from time to time in Lender's sole discretion for then-applicable reserve requirements, deposit insurance assessment rates, marginal emergency, supplemental, special and other reserve percentages, and other regulatory costs. Notwithstanding any provision of this Note or any other agreement or commitment between Debtor and Lender, whether written or oral, express or implied, Lender shall never be entitled to charge, receive, or collect, nor shall amounts received hereunder be credited so that Lender shall be paid, as interest a sum greater than interest at the Maximum Rate. It is the intention of the parties that this Note, and all instruments securing the payment of this Note or executed or delivered in connection therewith, shall comply with applicable law. If Lender ever contracts for, charges, receives or collects anything of value which is deemed to be interest under applicable law, and if the occurrence of any circumstance or contingency, whether acceleration of maturity of this Note, prepayment of this Note, delay in advancing proceeds of this Note, or any other event, should cause such interest to exceed the maximum lawful amount, any amount which exceeds interest at the Maximum Rate shall be applied to the reduction of the unpaid principal balance of this Note or any other indebtedness owed to Lender by Debtor, and if this Note and such other indebtedness are paid in full, any remaining excess shall be paid to Debtor. In determining whether the interest exceeds interest at the Maximum Rate, the total amount of interest shall be spread, prorated and amortized throughout the entire term of this Note until its payment in full. The term "*Maximum Rate*" as used in this Note means the maximum nonusurious rate of interest per annum permitted by whichever of applicable United States federal law or Texas law permits the higher interest rate, including to the extent permitted by applicable law, any amendments thereof hereafter or any new law hereafter coming into effect to the extent a higher Maximum Rate is permitted thereby. If at any time the Rate shall exceed the Maximum Rate, the Rate shall be automatically limited to the Maximum Rate until the total amount of interest accrued hereunder equals the amount of interest which would have accrued if there had been no limitation to the Maximum Rate. To the extent, if any, that Chapter 303 of the Texas Finance Code, as amended, (the "*Act*") is relevant to Lender for purposes of determining the Maximum Rate, the parties elect to determine the Maximum Rate under the Act pursuant to the

PROMISSORY NOTE – PAGE 1
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

"weekly ceiling" from time to time in effect, as referred to and defined in §303.001-303.016 of the Act; subject, however, to any right Lender subsequently may have under applicable law to change the method of determining the Maximum Rate.

2. **Accrual Method**. Interest on the Indebtedness evidenced by this Note shall be computed on the basis of a **THREE HUNDRED SIXTY (360)** day year and shall accrue on the actual number of days elapsed for any whole or partial month in which interest is being calculated. In computing the number of days during which interest accrues, the day on which funds are initially advanced shall be included regardless of the time of day such advance is made, and the day on which funds are repaid shall be included unless repayment is credited prior to the close of business on the Business Day received as provided herein.

3. **Rate Change Date**. The Rate will change on the **FIRST (1st)** day of each calendar month.

4. **Payment Schedule**. Except as expressly provided herein to the contrary, all payments on this Note shall be applied in the following order of priority: (a) the payment or reimbursement of any expenses, costs or obligations (other than the outstanding principal balance hereof and interest hereon) for which either Debtor shall be obligated or Lender shall be entitled pursuant to the provisions of this Note or the other Loan Documents, (b) the payment of accrued but unpaid interest hereon, and (c) the payment of all or any portion of the principal balance hereof then outstanding hereunder, in the direct order of maturity. If an Event of Default exists under any of the other Loan Documents, then Lender may, at the sole option of Lender, apply any such payments, at any time and from time to time, to any of the items specified in clauses (a), (b) or (c) above without regard to the order of priority otherwise specified herein and any application to the outstanding principal balance hereof may be made in either direct or inverse order of maturity. If any payment of principal or interest on this Note shall become due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest in connection with such payment. The outstanding principal balance of this Note, shall be due and payable the earliest of (i) the acceleration of the Indebtedness pursuant to the terms of the Loan Documents; or (ii) **OCTOBER 23, 2013** (the earliest of such dates, being the "*Maturity Date*"). Accrued and unpaid interest on the outstanding principal balance of this Note shall be due and payable quarterly commencing on the **FIRST (1st)** day of each calendar quarter, commencing on **JANUARY 1, 2013** continuing on the **FIRST (1st)** day of each calendar quarter and on the Maturity Date.

5. **Delinquency Charge**. To the extent permitted by law, a delinquency charge will be imposed in an amount not to exceed **FIVE PERCENT (5.00%)** of any payment that is more than **TEN (10)** days late.

6. **Waivers, Consents and Covenants**. Debtor, any endorser or guarantor hereof, or any other party hereto (individually an "*Obligor*" and collectively "*Obligors*") and each of them jointly and severally: (a) waives presentment, demand, protest, notice of demand, notice of intent to accelerate, notice of acceleration of maturity, notice of protest, notice of nonpayment, notice of dishonor, and any other notice required to be given under the law to any Obligor in connection with the delivery, acceptance, performance, default or enforcement of this Note, any endorsement or guaranty of this Note, or any other documents executed in connection with this Note or any other Loan Documents now or hereafter executed in connection with any obligation of Debtor to Lender; (b) consents to all delays in the enforcement of this Note or the Loan Documents, or waivers of any term hereof or of the Loan Documents, or release or discharge by Lender of any of Obligors, or release, substitution or exchange of any security for the payment hereof, or the failure to act on the part of Lender, or any indulgence shown by Lender (without notice to or further assent from any of Obligors); (c) agrees that no such action, failure to act or failure to exercise any right or remedy by Lender shall in any way affect or impair the obligations of any Obligors or be construed as a waiver by Lender of, or otherwise affect, any of Lender's rights under this Note, under any endorsement or guaranty of this Note or under any of the Loan Documents; and (d) agrees to pay, on demand, all reasonable costs and expenses of collection or defense of this Note or of any endorsement or guaranty hereof and/or the enforcement or defense of Lender's rights with respect to, or the administration, supervision, preservation, or protection of, or realization upon, any property securing payment hereof, including, without limitation, reasonable attorney's fees, including fees related to any suit, mediation or arbitration proceeding, out of court payment agreement, trial, appeal, bankruptcy proceedings or other proceeding, in such amount as may be determined reasonable by any arbitrator or court, whichever is applicable.

PROMISSORY NOTE – PAGE 2
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

7. **Prepayments**. Prepayments may be made in whole or in part at any time in whole or in part without premium or penalty.

8. **Remedies Upon Default**. Whenever there is an Event of Default under the Loan Documents (a) the entire balance outstanding hereunder and all other obligations of any Obligor to Lender (however acquired or evidenced) shall, at the option of Lender, become immediately due and payable and any obligation of Lender to permit further borrowing under this Note shall immediately cease and terminate, and/or (b) to the extent permitted by law, the Rate of interest on the unpaid principal shall be increased at Lender's discretion up to the Maximum Rate, or if none, **EIGHTEEN PERCENT (18.00%)** per annum (the "*Default Rate*"). The provisions herein for a Default Rate shall not be deemed to extend the time for any payment hereunder or to constitute a "grace period" giving Obligors a right to cure any default. At Lender's option, any accrued and unpaid interest, fees or charges may, for purposes of computing and accruing interest on a daily basis after the due date of this Note or any installment thereof, be deemed to be a part of the principal balance, and interest shall accrue on a daily compounded basis after such date at the Default Rate provided in this Note until the entire outstanding balance of principal and interest is paid in full. Upon an Event of Default, Lender is hereby authorized at any time, at its option and without notice or demand, to set off and charge against any deposit accounts of any Obligor (as well as any money, instruments, securities, documents, chattel paper, credits, claims, demands, income and any other property, rights and interests of any Obligor), which at any time shall come into the possession or custody or under the control of Lender or any of its agents, affiliates or correspondents, any and all obligations due hereunder. Additionally, Lender shall have all rights and remedies available under each of the Loan Documents, as well as all rights and remedies available at law or in equity.

9. **Waiver**. The failure at any time of Lender to exercise any of its options or any other rights hereunder shall not constitute a waiver thereof, nor shall it be a bar to the exercise of any of its options or rights at a later date. All rights and remedies of Lender shall be cumulative and may be pursued singly, successively or together, at the option of Lender. The acceptance by Lender of any partial payment shall not constitute a waiver of any default or of any of Lender's rights under this Note. No waiver of any of its rights hereunder, and no modification or amendment of this Note, shall be deemed to be made by Lender unless the same shall be in writing, duly signed on behalf of Lender; each such waiver shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Lender or the obligations of Obligors to Lender in any other respect at any other time.

10. **Applicable Law, Venue and Jurisdiction**. Debtor agrees that this Note shall be deemed to have been made in the State of Texas at Lender's address indicated at the beginning of this Note and shall be governed by, and construed in accordance with, the laws of the State of Texas and is performable in the City and County of Texas indicated at the beginning of this Note. In any litigation in connection with or to enforce this Note or any endorsement or guaranty of this Note or any Loan Documents, Obligors, and each of them, irrevocably consent to and confer personal jurisdiction on the courts of the State of Texas or the United States courts located within the State of Texas. Nothing contained herein shall, however, prevent Lender from bringing any action or exercising any rights within any other state or jurisdiction or from obtaining personal jurisdiction by any other means available under applicable law.

11. **Partial Invalidity**. The unenforceability or invalidity of any provision of this Note shall not affect the enforceability or validity of any other provision herein and the invalidity or unenforceability of any provision of this Note or of the Loan Documents to any person or circumstance shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances.

12. **Binding Effect**. This Note shall be binding upon and inure to the benefit of Debtor, Obligors and Lender and their respective successors, assigns, heirs and personal representatives, provided, however, that no obligations of Debtor or Obligors hereunder can be assigned without prior written consent of Lender.

13. **Controlling Document**. To the extent that this Note conflicts with or is in any way incompatible with any other document related specifically to the loan evidenced by this Note, this Note shall control over any other such document, and if this Note does not address an issue, then each other such document shall control to the extent that it deals most specifically with an issue.

PROMISSORY NOTE – PAGE 3
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

14. <u>Commercial Purpose</u>. **DEBTOR REPRESENTS TO LENDER THAT THE PROCEEDS OF THIS LOAN ARE TO BE USED PRIMARILY FOR BUSINESS, COMMERCIAL OR AGRICULTURAL PURPOSES. DEBTOR ACKNOWLEDGES HAVING READ AND UNDERSTOOD, AND AGREES TO BE BOUND BY, ALL TERMS AND CONDITIONS OF THIS NOTE.**

15. <u>Collection</u>. If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceeding at law or in equity or in bankruptcy, receivership or other court proceedings, Debtor agrees to pay all costs of collection, including, but not limited to, court costs and reasonable attorneys' fees.

16. <u>Notice of Balloon Payment</u>. At maturity (whether by acceleration or otherwise), Debtor must repay the entire principal balance of this Note and unpaid interest then due. Lender is under no obligation to refinance the outstanding principal balance of this Note (if any) at that time. Debtor will, therefore, be required to make payment out of other assets Debtor may own; or Debtor will have to find a lender willing to lend Debtor the money at prevailing market rates, which may be higher than the interest rate on the outstanding principal balance of this Note. If Obligors have guaranteed payment of this Note, Obligors may be required to perform under such guaranty.

17. <u>Waiver Of Jury Trial</u>. **DEBTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF THIS NOTE OR ANY OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS NOTE OR THE OTHER LOAN DOCUMENTS.**

NOTICE OF FINAL AGREEMENT

THIS PROMISSORY NOTE REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES, AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

PROMISSORY NOTE – PAGE 4
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

EXECUTED as of the date first written above.

DEBTOR:

THOMAS B. PICKENS, III

ADDRESS:

2901 Scenic Drive
Austin, TX 787038117

PROMISSORY NOTE – PAGE 5
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

EXHIBIT  C

PLAINSCAPITAL BANK – LOAN NO. 3073665

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (as amended, modified or restated from time to time, this "*Agreement*") dated as of **OCTOBER 24, 2012** (the "*Effective Date*"), will serve to set forth the terms of the Credit Facility by and between **PLAINSCAPITAL BANK**, a Texas state bank (together with its successors and assigns, "*Lender*") and **THOMAS B. PICKENS, III**, an individual residing in the State of Texas ("*Debtor*").

RECITALS

WHEREAS, Debtor has requested that Lender extend the Credit Facility to Debtor on the terms described in this Agreement; and

WHEREAS, Lender is willing to make the Credit Facility available to Debtor upon and subject to the provisions, terms and conditions set forth in the Loan Documents;

NOW THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. **Definitions**. As used in this Agreement, all exhibits, appendices and schedules hereto, and in any other Loan Documents made or delivered pursuant to this Agreement, the following terms will have the meanings given such terms in this Section 1 or in the provisions, sections or recitals herein:

(a) "*Business Day*" means any day other than a Saturday, Sunday, or any other day on which the Federal Reserve Bank of Dallas, Texas, is closed.

(b) "*Code*" means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of Texas; provided, that to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different articles or divisions of the Code, the definition of such term contained in Article 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lender's lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of Texas, the term "*Code*" shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

(c) "*Collateral*" means those shares of stock (whether certificate or un-certificated) of **ASTROTECH CORPORATION** ("*Issuer*") now owned or hereafter acquired by Debtor with the proceeds of the Loan (the "*Stock*"), and all bonds, cash, financial assets, general intangibles, instruments, investment property, securities, securities entitlements, and Stock Rights (relating to any of the forgoing) deposited by Debtor or credited on behalf of Debtor from time to time (i) in a securities account or other account standing in Lender's name with such depository or securities intermediary (including, but not limited to any such account with Lender or its affiliates) as Lender may designate from time to time and in which Lender shall have a perfected first priority lien and security interest, or (ii) in a securities account or other account standing in Debtor's name (each such account being a "*Collateral Account*") and upon which Debtor and the depository or securities intermediary (including, but not limited to any such account with Lender or its affiliates) holding such Collateral Account (the holder or such account being, a "*Securities Intermediary*") shall have entered into a control agreement in form and content satisfactory to Lender in its reasonable discretion acknowledging that Lender shall have a perfected first priority lien in such Collateral Account. The term "*Collateral*," as used herein, shall also include (i) all of Debtor's right, title, and interest in any Collateral Account; including but limited to the Collateral Account identified on Schedule 1(c) attached hereto, (ii) any other property or assets, real or personal, tangible or intangible, now existing or hereafter acquired, of Debtor that may at any time be or become subject to a security interest or lien in favor of Lender as security for the Indebtedness, and (iii) all **SUPPORTING OBLIGATIONS,**

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

PRODUCTS and **PROCEEDS** of all of the foregoing and any property, assets securities, guaranties or monies of Debtor which may at any time come into the possession of Lender.

(d) "*Debt*" means as to any Person at any time (without duplication) all items of indebtedness, obligation or liability of a Person, whether mature or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, that should be classified as liabilities in accordance with GAAP.

(e) "*Fair Market Value*" means, with respect to the Stock or any other securities or investment property and unless the context indicates otherwise, the last reported sale price of such security on the New York Stock Exchange or the American Stock Exchange, as applicable, or the closing bid price as quoted for such security on the NASDAQ, on the Business Day immediately preceding the valuation date.

(f) "*Governmental Authority*" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(g) "*Guarantor*" means any Person, whether one or more, who from time to time guarantees all or any part of the Indebtedness.

(h) "*Guaranty*" means a **GUARANTY AGREEMENT**, whether one or more, executed by Guarantor (as the same may be amended, restated or modified from time to time).

(i) "*Indebtedness*" means (i) all indebtedness, obligations and liabilities of Debtor to Lender now existing or hereafter arising under the Note, this Agreement, the other Loan Documents, (ii) all accrued but unpaid interest on any of the indebtedness described in (i) above, (iii) all costs and expenses incurred by Lender in connection with the collection and administration of all or any part of the indebtedness and obligations described in (i) and (ii) above or the protection or preservation of, or realization upon, the Collateral securing all or any part of such indebtedness and obligations, including without limitation all reasonable attorneys' fees, and (iv) all renewals, extensions, modifications and rearrangements of the indebtedness and obligations described in (i), (ii), and (iii) above.

(j) "*Loan Documents*" means this Agreement, the Note, the Guaranty and the other agreements, instruments and documents evidencing, securing, governing, guaranteeing or pertaining to the Loan.

(k) "*Loan*" means all advances under the Credit Facility as established pursuant to the Loan Documents from time to time.

(l) "*Material Adverse Effect*" means a material adverse effect on (i) the business, assets, property, operations, condition (financial or otherwise) or prospects, of Debtor or Guarantor, (ii) the ability of Debtor or Guarantor to pay or perform the Indebtedness, (iii) any of the rights of or benefits available to Lender under the Loan Documents, or (iv) the validity or enforceability of the Loan Documents.

(m) "*Note*" means the Promissory Note dated as of the Effective Date evidencing all or part of the Indebtedness from time to time (as any such Note may be amended, modified or restated from time to time).

(n) "*Obligors*" means Debtor, Guarantor or any other Person who guaranteed or is otherwise obligated to pay or perform all or any portion of Indebtedness.

(o) "*Permitted Encumbrances*" means the following encumbrances:

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(i) liens for taxes, assessments or governmental charges or levies not yet due and payable or liens for taxes, assessments or governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP;

(ii) liens created by or pursuant to the Loan Documents;

(iii) liens in existence on the Effective Date which are listed, and the property subject thereto described, on Schedule 1(o), without giving effect to any extensions or renewals thereof;

(iv) liens arising from judgments, decrees, awards or attachments in circumstances not constituting an Event of Default;

(p) "*Person*" means any individual, corporation, limited liability company, business trust, association, company, partnership, joint venture, Governmental Authority, or other entity, and shall include such Person's heirs, administrators, personal representatives, executors, successors and assigns.

(q) "*Required Collateral Value*" means the Fair Market Value of the Stock or value of any other Collateral (as determined by Lender in its reasonable discretion), which shall at all times be equal to a sum of not less than **TWO MILLION SEVEN HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($2,750,000.00).**

(r) "*Stock Rights*" means any securities, dividends or other distributions and any other right or property which Debtor shall receive or shall become entitled to receive for any reason whatsoever with respect to, in substitution for or in exchange for any securities or other ownership interests in a corporation, partnership, joint venture or limited liability company constituting Collateral.

All words and phrases used herein shall have the meaning specified in the Code except to the extent such meaning is inconsistent with this Agreement. All definitions contained in this Agreement are equally applicable to the singular and plural forms of the terms defined. The words "hereof", "herein", and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

2. **Credit Facility**.

(a) **Loan**. Subject to the terms and conditions set forth in this Agreement and the other Loan Documents, Lender hereby agrees to lend to Debtor the sum of **TWO MILLION ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($2,100,000.00)** (the "*Credit Facility*"), in a one or more advances from the Effective Date and continuing until the earliest of: (i) the acceleration of the Indebtedness pursuant to the terms of the Loan Documents; or (ii) **OCTOBER 23, 2013** (the earliest of such dates, being, the "*Maturity Date*"). All advances hereunder shall be made on or before **APRIL 23, 2013.**

(b) **Use of Proceeds**. The Loan under the Credit Facility shall be used by Debtor (i) repay certain existing indebtedness, and (ii) purchase shares of Issuer.

3. **Note, Rate and Computation of Interest**. The Credit Facility shall be evidenced by the Note duly executed by Debtor. Interest on the Note shall accrue at the rates set forth therein. The principal of and interest on the Note shall be due and payable in accordance with the terms and conditions set forth in the Note and in this Agreement.

4. **Collateral**.

(a) **Grant of Security Interest**. As collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the Indebtedness, Debtor hereby pledges to and grants Lender, a security interest in, all of Debtor's right, title and interest in the Collateral, whether now owned by Debtor.

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(b) **Trust Receipt**. Debtor hereby acknowledges the receipt in trust, for the benefit of Lender, of the Stock. Debtor acknowledges that a first lien security interest in the Stock has been created pursuant to the Agreement and that such security interest exists as of the Effective Date and will continue to exist in favor of Lender with respect to the Stock, the other Collateral and the products and proceeds thereof. Debtor hereby agrees (i) to hold the Stock and all products and proceeds thereof in trust for the account of Lender, and (ii) not encumber, transfer or release the Stock to any Person except Lender. Within **TEN (10)** days of the Effective Date, Debtor will deliver to Lender the certificated shares of Stock, a Schedule 1(d) hereto reflecting such shares of Stock and a fully executed stock powers (in form and content satisfactory to Lender in its reasonable discretion). Debtor's failure to comply with the provisions of this Section 4(b) shall constitute an Event of Default under this Agreement

(c) **Additional Documents**. To secure full and complete payment and performance of the Indebtedness, Debtor shall execute and deliver or cause to be executed and delivered all of the Loan Documents reasonably required by Lender covering the Collateral. Debtor shall execute and cause to be executed such further documents and instruments, as Lender, in its reasonable discretion, deems necessary or desirable to create, evidence, preserve, and perfect its liens and security interests in the Collateral. In the event any of the Loan Documents evidencing or securing the Indebtedness misrepresents or inaccurately reflects the correct terms and/or provisions of the Indebtedness, Debtor shall upon request by Lender and in order to correct such mistake, execute such new documents or initial corrected, original documents as Lender may deem necessary to remedy said errors or mistakes. Debtor shall execute such other documents as Lender shall deem reasonably necessary to correct any defects or deficiencies in the Loan Documents. Debtor's failure to execute such documents within **FIVE (5)** Business Days as requested shall constitute an Event of Default under this Agreement.

(d) **Setoff**. If an Event of Default shall have occurred and be continuing, Lender shall have the right to set off and apply against the Indebtedness in such manner as Lender may determine, at any time and without notice to Debtor, any and all deposits (general or special, time or demand, provisional or final) or other sums at any time credited by or owing from Lender to Debtor whether or not the Indebtedness is then due. The rights and remedies of Lender hereunder are in addition to any other rights and remedies (including, without limitation, other rights of setoff) which Lender may have.

(e) **Satisfaction of Indebtedness**. Until the Indebtedness has been indefeasibly paid and fully satisfied (other than contingent indemnification obligations to the extent no unsatisfied claim has been asserted) and the commitments of Lender under the Credit Facility have been terminated, Lender shall be entitled to retain the security interests in the Collateral granted under the Loan Documents and the ability to exercise all rights and remedies available to Lender under the Loan Documents and applicable laws.

(f) **Additional Collateral**. If at the close of business on any Business Day, the Fair Market Value of the Stock and the value of any other Collateral (as determined by Lender in its reasonable discretion) shall be less than the Required Collateral Value, then prior to the close of business on the **THIRD (3rd)** Business Day after the occurrence of such event (such date, being a "*Call Date*"), Debtor shall at Debtor's election pledge (or cause to be pledged) to Lender, cash, additional Stock or other Collateral (such additional Collateral to be acceptable to Lender in its reasonable discretion); the Fair Market Value or value of which, when added to the Fair Market Value of the Stock and value of any other Collateral on the Business Day of such pledge, is sufficient to cause the value of the Collateral (as determined by Lender in its reasonable discretion) to be equal to or greater than the Required Collateral Value. If at the close of business on such Call Date Lender shall not have received additional Collateral having a value greater than or equal to the Required Collateral Value, in addition to other rights and remedies provided for under the Loan Documents or otherwise available to it under applicable law, Lender may, without notice to Debtor or any other action, immediately liquidate such portion (or all) of the Collateral as may be necessary to obtain cash sufficient to satisfy the Indebtedness in full or in part.

5. **Conditions Precedent**. The obligation of Lender to make the initial Loan under the Credit Facility, is subject to the condition precedent that Lender shall have received on or before the day of such Loan all of the following, each dated (unless otherwise indicated) as of the Effective Date, in form and substance satisfactory to Lender:

LOAN AND SECURITY AGREEMENT - PAGE 4
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(a) **Loan Documents**. The Loan Documents executed by Debtor and/or Guarantor (as the case may be);

(b) **Financing Statements**. Code financing statements covering the Collateral shall have been filed with such filing officers as Lender may request;

(c) **Other Matters**. Such other documents and agreements as may be required by Lender in its reasonable discretion.

6. **Representations and Warranties**. Debtor hereby represents and warrants, and upon each request for a Loan represents and warrants to Lender as follows:

(a) **Power and Authority**. Debtor and Guarantor each have the power and authority to execute, deliver, and perform its obligations under the Loan Documents to which it is or may become a party.

(b) **Binding Obligations**. The Loan constitute legal, valid and binding obligations of Debtor, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

(c) **No Consent**. The execution, delivery and performance of the Loan Documents, and the consummation of the transactions contemplated thereby, do not (i) conflict with, result in a violation of, or constitute a default under (1) any instrument binding upon Debtor, (2) any law, governmental regulation, court decree or order applicable to Debtor, or (3) any contractual obligation, agreement, judgment, license, order or permit applicable to or binding upon Debtor, (ii) require the consent, approval or authorization of any third party, or (iii) result in or require the creation of any lien, charge or encumbrance upon any property of Debtor except as may be expressly contemplated in the Loan Documents.

(d) **Financial Condition**. The financial statements of Debtor and Guarantor supplied to Lender truly discloses and fairly presents such Person's financial condition as of the date of each such statement. There has been no material adverse change in such financial condition of Debtor or (to the knowledge of Debtor) Guarantor subsequent to the date of the most recent financial statement supplied to Lender.

(e) **Litigation and Judgments**. There is no action, suit, investigation, or proceeding before or by any Governmental Authority or arbitrator pending, or to the knowledge of Debtor, threatened against or affecting Debtor or Guarantor that would, if adversely determined, have a Material Adverse Effect.

(f) **Rights in Collateral; Liens**. Debtor has or will have good and indefeasible title to the Collateral, and none of the Collateral is subject to any lien, except Permitted Encumbrances.

(g) **Disclosure**. No statement, information, report, representation, or warranty made by Debtor and/or Guarantor in the Loan Documents or furnished to Lender in connection with the Loan Documents or any of the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading. There is no fact known to Debtor which could reasonably be expected to have a Material Adverse Effect that has not been disclosed in writing to Lender.

(h) **Taxes; Governmental Charges**. Debtor has filed all federal, state and local tax reports and returns required by any law or regulation to be filed by it and has either duly paid all taxes, duties and charges indicated due on the basis of such returns and reports, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected.

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(i) **Security Interest**. Debtor has and will have at all times full right, power and authority to grant a security interest in the Collateral to Lender in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance other than for the Permitted Encumbrances. This Agreement creates a legal, valid and binding security interest (subject to Permitted Encumbrances) in favor of Lender in the Collateral securing the Indebtedness.

7. **Covenants**. Until all Indebtedness of Debtor under the Loan Documents is indefeasibly paid or performed, and Lender has no further commitment to lend under the Credit Facility, Debtor agrees and covenants as follows:

(a) **Payment of Obligations**. Debtor will pay its obligations, including tax liabilities, that, if not paid, could become a lien on any of Collateral, before the same shall become delinquent or in default, except where (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (ii) Debtor has set aside adequate reserves with respect thereto.

(b) **Compliance with Laws**. Debtor will comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(c) **Notices of Material Events**. Debtor will furnish to Lender prompt written notice of the following:

(i) the occurrence of any Event of Default;

(ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting Debtor, that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(iii) any and all material adverse changes in Debtor's or Guarantor's financial condition and all claims made against Debtor or Guarantor that could materially affect the financial condition of such Person.

Each notice delivered under this Section shall be accompanied by a statement of Debtor setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

(d) **Ownership and Liens**. Debtor will maintain good and indefeasible title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for Permitted Encumbrances. Debtor will cause any financing statement or other security instrument with respect to the Collateral to be terminated, except for Permitted Encumbrances. Debtor will defend at its expense Lender's right, title and security interest in and to the Collateral against the claims of any third party.

(e) **Impairment of Security Interest**. Debtor will not take any action that would in any manner impair the enforceability of Lender's security interest in any Collateral.

8. **Reporting Requirements**. Until all Indebtedness of Debtor under the Loan Documents is indefeasibly paid and satisfied, and Lender has no further commitment to lend under the Credit Facility, Debtor agrees and covenants that it will furnish or cause to be furnished the following:

(a) **Notice of Default and Events of Default**. As soon as possible and in any event within **FIVE (5)** Business Days after the occurrence of each Event of Default, a written notice setting forth the details of such Event of Default and the action which is proposed to be taken by Debtor with respect thereto.

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(b) **Fair Market Value**. In the event that the Fair Market Value of the Stock and other Collateral shall be less than the Required Collateral Value, Debtor shall give written notice of such event within **ONE (1)** Business Day of such occurrence.

(c) **Debtor's Financial Statement and Tax Returns.** As soon as available and in any event within (i) **THIRTY (30)** days after the anniversary of the date of the most recent financial statement provided to Lender by Debtor, an financial statement for Debtor, in such form and detail as Lender shall reasonably require, and (ii) within **THIRTY (30)** days of the day it is filed (and in any event by **NOVEMBER 15** of each calendar year following the calendar year for which a tax return is filed) with the Internal Revenue Service or other applicable taxing entity, a copy of Debtor's filed tax return.

(d) **Guarantor's Financial Statement and Tax Returns**. As soon as available and in any event within (i) **THIRTY (30)** days after the anniversary of the date of the most recent financial statement provided to Lender by Guarantor, an financial statement for Guarantor, in such form and detail as Lender shall reasonably require, and (ii) within **THIRTY (30)** days of the day it is filed (and in any event by **NOVEMBER 15** of each calendar year following the calendar year for which a tax return is filed) with the Internal Revenue Service or other applicable taxing entity, a copy of Guarantor's filed tax return.

(e) **General Information**. Debtor shall promptly deliver such other information concerning Debtor, Guarantor and Issuer (to the extent that such information concerning Issuer may be legally disclosed) as Lender may reasonably request.

9. **Rights of Lender.** Lender shall have the rights contained in this Section at all times that this Agreement is effective.

(a) **Financing Statements**. Debtor hereby authorizes Lender to file, without the signature of Debtor, one or more financing or continuation statements, and amendments thereto, relating to the Collateral.

(b) **Power of Attorney**. Debtor hereby irrevocably appoints Lender as Debtor's attorney-in-fact, such power of attorney being coupled with an interest, with full authority in the place and stead of Debtor and in the name of Debtor or otherwise, from time to time following the occurrence and during the continuation of an Event of Default in Lender's reasonable discretion, to take any action and to execute any instrument which Lender may deem necessary or appropriate to accomplish the purposes of this Agreement or otherwise to enforce the rights of Lender with respect to the Collateral.

10. **Events of Default**. Each of the following shall constitute an "*Event of Default*" under this Agreement:

(a) **Payment Default**. The failure, refusal or neglect of any Obligor to pay when due any part of the principal of, or interest on the Indebtedness or other obligation owing to Lender by such Person from time to time and such failure, refusal or neglect shall continue unremedied for a period of **TEN (10)** days from the date such payment is due.

(b) **Performance or Warranty Default**. The failure of Debtor to timely and properly observe, keep or perform any covenant, agreement, warranty or condition required herein or in any of the other Loan Documents,other than with respect to a payment default as set forth in Section 10(a) and the requirements of Section 4(b) and Section 4(f), which is not cured within **FIVE (5)** Business Days following written notice from Lender to Debtor; provided, that (i) if such default cannot be cured within **FIVE (5)** Business Days, (ii) Debtor has, within such period, taken such actions as deemed reasonably necessary and appropriate by Lender to cure such default, and (iii) Debtor shall continue to diligently pursue such actions, such cure period shall be extended for a period of **THIRTY (30)** days.

(c) **Representations**. Any representation contained herein or in any of the other Loan Documents made by Debtor is false or misleading in any material respect.

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PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(d) **Insolvency**. If any Obligor (i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii) has a receiver, trustee or custodian appointed for, or take possession of, all or substantially all of its assets, either in a proceeding brought by it or in a proceeding brought against it and such appointment is not discharged or such possession is not terminated within **SIXTY (60)** days after the effective date thereof or it consents to or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, Bankruptcy or similar laws (all of the foregoing hereinafter collectively called "*Applicable Bankruptcy Law*") or an involuntary petition for relief is filed against it under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within **SIXTY (60)** days after the filing thereof, or an order for relief naming it is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization or other relief of debtors now or hereafter existing is requested or consented to by it; or (v) fails to have discharged within a period of **SIXTY (60)** days any attachment, sequestration or similar writ levied upon any property of it.

(e) **Material Adverse Effect**. Any event shall have occurred or is continuing which shall have had a Material Adverse Effect.

Nothing contained in this Agreement shall be construed to limit the events of default enumerated in any of the other Loan Documents and all such events of default shall be cumulative.

11. **Remedies and Related Rights**. If an Event of Default shall have occurred, and without limiting any other rights and remedies provided herein, under any of the Loan Documents or otherwise available to Lender, Lender may exercise one or more of the rights and remedies provided in this Section.

(a) **Remedies**. Upon the occurrence of any one or more of the foregoing Events of Default, (i) the entire unpaid balance of principal of the Note, together with all accrued but unpaid interest thereon, and all other Indebtedness owing to Lender by Debtor at such time shall, at the option of Lender, become immediately due and payable without further notice, demand, presentation, notice of dishonor, notice of intent to accelerate, notice of acceleration, protest or notice of protest of any kind, all of which are expressly waived by Debtor, and (ii) Lender may, at its option, cease further advances under the Note and this Agreement; provided, however, concurrently and automatically with the occurrence of an Event of Default under Subsection 10(d) further advances under the Loan Documents shall automatically cease, the Indebtedness at such time shall, without any action by Lender, become due and payable, without further notice, demand, presentation, notice of dishonor, notice of acceleration, notice of intent to accelerate, protest or notice of protest of any kind, all of which are expressly waived by Debtor. All rights and remedies of Lender set forth in this Agreement and in any of the other Loan Documents may also be exercised by Lender, at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default, and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

(b) **Other Remedies**. Lender may from time to time at its discretion, without limitation and without notice except as expressly provided in any of the Loan Documents:

(i) Exercise in respect of the Collateral all the rights and remedies of a secured party under the Code (whether or not the Code applies to the affected Collateral);

(ii) Require Debtor to, and Debtor hereby agrees that it will at its expense and upon request of Lender, assemble the Collateral as directed by Lender and make it available to Lender at a place to be designated by Lender which is reasonably convenient to both parties;

(iii) Reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest granted hereunder by any available judicial procedure;

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(iv) Sell or otherwise dispose of, at its office, on the premises of Debtor or elsewhere, the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale or other disposition of any part of the Collateral shall not exhaust Lender's power of sale, but sales or other dispositions may be made from time to time until all of the Collateral has been sold or disposed of or until the Indebtedness has been paid and performed in full), and at any such sale or other disposition it shall not be necessary to exhibit any of the Collateral;

(v) Buy the Collateral, or any portion thereof, at any public sale;

(vi) Buy the Collateral, or any portion thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations;

(vii) Apply for the appointment of a receiver for the Collateral, and Debtor hereby consents to any such appointment; and

(viii) At its option, retain the Collateral in satisfaction of the Indebtedness whenever the circumstances are such that Lender is entitled to do so under the Code or otherwise.

Debtor agrees that in the event Debtor is entitled to receive any notice under the Code, as it exists in the state governing any such notice, of the sale or other disposition of any Collateral, reasonable notice shall be deemed given when such notice is deposited in a depository receptacle under the care and custody of the United States Postal Service, postage prepaid, at Debtor's address set forth on the signature page hereof, **TEN (10)** days prior to the date of any public sale, or after which a private sale, of any of such Collateral is to be held. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. If permitted by applicable law, any Collateral which is sold on a recognized market may be sold immediately by Lender without prior notice to Debtor. At any sale or disposition of Collateral, Lender may (to the extent permitted by applicable law) (i) purchase all or any part thereof free from any right of redemption by Debtor or any other Person guaranteeing the Indebtedness, which right is hereby waived and released, (ii) restrict the number of prospective bidders or purchasers and/or further restrict such prospective bidders or purchasers to Persons who will represent and agree that they are purchasing for their own account, for investment and not with a view to the distribution or resale of the Collateral, and (iii) otherwise require that such sale be conducted subject to restrictions as to such other matters as Lender may deem necessary in order that such sale may be effected in such manner as to comply with all applicable state and federal securities and other laws. Lender shall not be obligated to make any sale or other disposition of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale or other disposition of such Collateral shall have been given. Debtor hereby acknowledges that (i) notwithstanding that a higher price might be obtained for the Collateral at a public sale than at a private sale or sales, the making of a public sale of the Collateral may be subject to registration requirements under applicable securities laws and other legal restrictions, compliance with which would require such actions on the part of such Credit Party, would entail such expenses and would subject Lender or any underwriter through whom the Collateral may be sold or any controlling person of any of the foregoing to such liabilities, as would make a public sale of the Collateral impractical, and accordingly, Debtor hereby agrees that private sales made by Debtor in good faith in accordance with the provisions of this Agreement may be at prices and on other terms less favorable to the seller than if the Collateral were sold at a public sale, and that Lender shall not have any obligation to take any steps in order to permit the Collateral to be sold at a public sale, such a private sale being considered or deemed to be a sale in a commercially reasonable manner; (ii) any private sale of the Collateral may be subject to compliance with federal and state securities and/or other laws; and (iii) Lender is hereby authorized to comply with any limitation or restriction in connection with such sale that may be necessary in order to avoid any violation of applicable law or in order to obtain any required approval of the purchaser(s) by any Governmental Authority or officer or court.

LOAN AND SECURITY AGREEMENT - PAGE 9
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

(c) **Application of Proceeds**. If any Event of Default shall have occurred, Lender may at its discretion apply or use any cash held by Lender as Collateral, and any cash proceeds received by Lender in respect of any sale or other disposition of, collection from, or other realization upon, all or any part of the Collateral as follows in such order and manner as Lender may elect:

(i) to the repayment or reimbursement of the reasonable costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred by Lender in connection with (1) the administration of the Loan Documents, (2) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, and (3) the exercise or enforcement of any of the rights and remedies of Lender hereunder;

(ii) to the payment or other satisfaction of any liens and other encumbrances upon the Collateral;

(iii) to the satisfaction of the Indebtedness;

(iv) by holding such cash and proceeds as Collateral;

(v) to the payment of any other amounts required by applicable law; and

(vi) by delivery to Debtor or any other party lawfully entitled to receive such cash or proceeds whether by direction of a court of competent jurisdiction or otherwise.

(d) **Deficiency**. In the event that the proceeds of any sale of, collection from, or other realization upon, all or any part of the Collateral by Lender are insufficient to pay all amounts to which Lender is legally entitled, Debtor (unless otherwise provided) shall be liable for the deficiency, together with interest thereon as provided in the Loan Documents.

(e) **Non-Judicial Remedies**. In granting to Lender the power to enforce its rights hereunder without prior judicial process or judicial hearing, Debtor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Lender to enforce its rights by judicial process. Debtor recognizes and concedes that non-judicial remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm's length. Nothing herein is intended to prevent Lender or Debtor from resorting to judicial process at either party's option.

(f) **No Waiver; Cumulative Remedies**. No failure on the part of Lender to exercise, no delay in exercising and no course of dealing with respect to, any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided for in this Agreement and the other Loan Documents are cumulative and not exclusive of any rights and remedies provided by law.

(g) **Equitable Relief**. Debtor recognizes that in the event Debtor fails to pay, perform, observe, or discharge any or all of the Indebtedness, any remedy at law may prove to be inadequate relief to Lender. Debtor therefore agrees that Lender, if Lender so requests, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

12. **Indemnity**. Debtor hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents and representatives (each an "*Indemnified Person*") from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature (collectively, the "*Claims*") which may be imposed on, incurred by, or asserted against, any Indemnified Person arising in connection with the Loan Documents, the Indebtedness or the Collateral (including without limitation, the enforcement of the Loan Documents and the defense of any Indemnified Person's actions and/or inactions in connection with the Loan Documents). **WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS**

LOAN AND SECURITY AGREEMENT - PAGE 10
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH AND/OR ANY OTHER INDEMNIFIED PERSON, EXCEPT TO THE LIMITED EXTENT THE CLAIMS AGAINST AN INDEMNIFIED PERSON ARE PROXIMATELY CAUSED BY SUCH INDEMNIFIED PERSON'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. If Debtor or any third party ever alleges such gross negligence or willful misconduct by any Indemnified Person, the indemnification provided for in this Section shall nonetheless be paid upon demand, subject to later adjustment or reimbursement, until such time as (a) a court of competent jurisdiction enters a final judgment as to the extent and effect of the alleged gross negligence or willful misconduct, or (b) Lender expressly agrees in writing with Debtor that such Claim is proximately caused by such Indemnified Person's gross negligence or willful misconduct. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity that is or has at any time been an Indemnified Person hereunder.

13. **Limitation of Liability and Releases**. Neither Lender nor any affiliate, officer, director, employee, attorney, or agent of Lender shall have any liability with respect to, and Debtor hereby waives, releases, and agrees not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by Debtor in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents. Debtor hereby waives, releases, and agrees not to sue Lender or any of Lender's affiliates, officers, directors, employees, attorneys, or agents for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents.

14. **No Duty**. All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lender shall have the right to act exclusively in the interest of Lender and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to Debtor or any of Debtor's equity holders or any other Person. Documents in connection with the transactions contemplated hereunder have been prepared by **GARDERE WYNNE SEWELL LLP** ("*Lender's Counsel*"). Debtor acknowledges and understands that Lender's Counsel is acting solely as counsel to Lender in connection with the transaction contemplated herein, is not representing Debtor in connection therewith, and has not, in any manner, undertaken to assist or render legal advice to Debtor with respect to this transaction. Debtor has been advised to seek other legal counsel to represent each of their interests in connection with the transactions contemplated herein.

15. **Lender Not Fiduciary**. The relationship between Debtor and Lender is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with Debtor, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Debtor and Lender to be other than that of debtor and creditor.

16. **Waiver and Agreement**. Neither the failure nor any delay on the part of Lender to exercise any right, power or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision in this Agreement or in any of the other Loan Documents and no departure by Debtor therefrom shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to this Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

17. **Benefits**. This Agreement shall be binding upon and inure to the benefit of Lender and Debtor, and their respective successors and assigns, provided, however, that Debtor may not, without the prior written consent of Lender, assign any rights, powers, duties or obligations under this Agreement or any of the other Loan Documents.

18. **Notices**. All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given by (a) personal delivery, (b) expedited delivery service with proof of delivery, or (c) United States mail, postage prepaid, registered or certified mail, return receipt requested, sent to the intended addressee at the address set forth on the signature page hereof and shall be deemed to

LOAN AND SECURITY AGREEMENT - PAGE 11
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

have been received either, in the case of personal delivery, as of the time of personal delivery, in the case of expedited delivery service, as of the time of the expedited delivery and in the manner provided herein, or in the case of mail, upon the **THIRD (3rd)** day after deposit in a depository receptacle under the care and custody of the United States Postal Service. Any party shall have the right to change its address for notice hereunder to any other location within the continental United States by notice to the other party of such new address.

19. **Construction; Venue; Service of Process**. The Loan Documents have been executed and delivered in the State of Texas, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in the county in Texas where Lender's address set forth on the signature page hereof is located (the "*Venue Site*"). Any action or proceeding against Debtor under or in connection with any of the Loan Documents may be brought in any state or federal court within the Venue Site. Debtor hereby irrevocably (a) submits to the nonexclusive jurisdiction of such courts, and (b) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in any such court or that any such court is an inconvenient forum. Debtor agrees that service of process upon it may be made by certified or registered mail, return receipt requested, at its address specified or determined in accordance with the provisions this Agreement. Nothing in any of the other Loan Documents shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Debtor or with respect to any of its property in courts in other jurisdictions. Any action or proceeding by Debtor against Lender shall be brought only in a court located in the Venue Site.

20. **Invalid Provisions**. If any provision of the Loan Documents are held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of the Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance.

21. **Expenses**. Debtor shall pay all reasonable costs and expenses (including, without limitation, reasonable attorneys' fees) in connection with (a) the drafting and execution of the Loan Documents and the transactions contemplated therein, (b) any action required in the course of administration of the indebtedness and obligations evidenced by the Loan Documents, and (c) any action in the enforcement of Lender's rights upon the occurrence of an Event of Default.

22. **Participation of the Loan**. Debtor agrees that Lender may, at its option, sell interests in the Loan and its rights under this Agreement to a financial institution or institutions and, in connection with each such sale, Lender may disclose any financial and other information available to Lender concerning Debtor to each perspective purchaser subject to obtaining a confidentiality agreement with each prospective purchaser prior to disclosing Debtor's confidential information.

23. **Conflicts**. Except as otherwise expressly provided in the Note, in the event any term or provision of this Agreement is inconsistent with or conflicts with any provision of the other Loan Documents, the terms and provisions contained in this Agreement shall be controlling.

24. **Counterparts**. The Loan Documents may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same instrument.

25. **Survival**. All representations and warranties made in the Loan Documents or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of the Loan Documents, and no investigation by Lender or any closing shall affect the representations and warranties or the right of Lender to rely upon them.

26. **Waiver of Right to Trial by Jury**. **THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM THAT RELATES TO OR ARISES OUT OF THE LOAN DOCUMENTS OR THE ACTS OR FAILURE TO ACT OF OR BY LENDER IN THE ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THE LOAN DOCUMENTS.**

LOAN AND SECURITY AGREEMENT - PAGE 12
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

27. **Patriot Act Notice**. Lender hereby notifies Debtor that pursuant to the requirements of Section 326 of the USA Patriot Act of 2001, 31 U.S.C. §5318 (the "*Act*"), that Lender is required to obtain, verify and record information that identifies Debtor, which information includes the name and address of Debtor and other information that will allow such Lender to identify Debtor in accordance with the Act.

28. **Federal Regulation B**. Federal Regulation B (Equal Credit Opportunity Act) requires Lender to obtain evidence of Debtor's intention to apply for joint credit or provide a joint guaranty. Debtor's signature below will evidence such intent and Debtor's intent shall apply to future related extensions of joint credit and joint guaranty.

29. **Federal Small Business Certification**. Debtor represents, warrants and certifies that none of the principals of Debtor or Debtor's affiliates have been convicted of, or pleaded *nolo contendre* to, any offense covered by 42 U.S.C. §16911(7). For purposes of this Section, the term "principal" means: (a) with respect to a sole proprietorship, the proprietor; (b) with respect to a partnership, each managing partner and each partner who is a natural person and holds a **TWENTY PERCENT (20.00%)** or more ownership interest in the partnership; and (c) with respect to a corporation, limited liability company, association or development company, each director, each of the **FIVE (5)** most highly compensated executives or officers of the entity, and each natural person who is a direct or indirect holder of **TWENTY PERCENT (20.00%)** or more of the ownership stock or stock equivalent of the entity.

30. **Notice of Final Agreement**. It is the intention of Debtor and Lender that the following **NOTICE OF FINAL AGREEMENT** be incorporated by reference into each of the Loan Documents (as the same may be amended, modified or restated from time to time). Debtor and Lender warrant and represent that the entire agreement made and existing by or between Debtor and Lender with respect to the Loan is and shall be contained within the Loan Documents, and that no agreements or promises exist or shall exist by or among, Debtor and Lender that are not reflected in the Loan Documents.

NOTICE OF FINAL AGREEMENT

THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES, AND THE SAME MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BETWEEN THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

LOAN AND SECURITY AGREEMENT - PAGE 13
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

AGREED as of the Effective Date.

DEBTOR:

THOMAS B. PICKENS, III

ADDRESS:

2901 Scenic Drive
Austin, TX 787038117

LENDER:

PLAINSCAPITAL BANK

By: ____________________
Name: Ronald C. Berg
Title: President – Dallas/Turtle Creek

ADDRESS:

2911 Turtle Creek Boulevard
Suite 1300
Dallas, TX 75219

With copies of notices to:

Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, TX 75201-4761
Attention: Steven S. Camp

Documents Prepared By:

Steven S. Camp
Gardere Wynne Sewell LLP
1601 Elm Street, Suite 3000
Dallas, TX 75201
214-999-4354

LOAN AND SECURITY AGREEMENT - PAGE 14
PLAINSCAPITAL BANK – THOMAS B. PICKENS, III

SCHEDULE 1(d)
TO
LOAN AND SECURITY AGREEMENT

<u>Collateral Account</u>

SCHEDULE 1(o)
TO
LOAN AND SECURITY AGREEMENT

Existing Liens

None

PlainsCapital Bank

LOAN AND SECURITY AGREEMENT

PLAINSCAPITAL BANK,
a Texas state bank ("*Lender*")

and

THOMAS B. PICKENS,
an individual residing in the State of Texas

OCTOBER 24, 2012
("*Effective Date*")